UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN
Brisbane, Australia –– 2 December 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm continues its focused marketing and development of its 40mm and 18mm weapons systems. This CEO Bulletin provides an update on our business development and engineering initiatives as we approach the commercialisation of our initial product family.
I will open with a progress report on the activities of Metal Storm Inc (MSI) in marketing and US military contracts, before updating you on our Australian activities, including weapons and munitions development projects.
Marketing & Business Development – USA
Metal Storm recently exhibited at three major US defence shows – the National Guard Show, Modern Day Marine Exposition and the world’s largest military land power forum, the Association of the United States Army (AUSA) exhibition.
At the exhibitions, the company displayed the 3GL three shot 40mm grenade launcher and the 12 gauge Multi-Shot Accessory Under-barrel Launcher (MAUL). The FireStorm 40mm 4 barrel remotely operated weapon system was also on display at AUSA.
Feedback from all three shows, which were attended by senior figures from the US defence industry, the US Army, the US Department of Defense and Congressional leaders, was extremely positive and engaging.
As a result of Metal Storm’s investment in the exhibitions we are progressing a number of potential opportunities with US and international government agencies, as well as commercial companies interested in co-development and marketing co-operation.
However, for me the most important feedback of the show was from the many service men and women that have experienced tours of duty on the front line in Iraq and Afghanistan. They handled our weapons and explained how the weapons would be of real benefit to them in the field. Many commented that they were impressed by the weight, balance and potential firepower of both the 3GL and MAUL. Several made strong suggestions that they needed us to get them into service as soon as possible so that they could use them personally in combat operations.
The new Metal Storm promotional video used on our video displays at these shows can be seen at http://www.metalstorm.com/release/promo-video-400k.html

Metal Storm Limited
CEO Bulletin — 2 December 2008
Market Research Demonstration Contract – US Marine Corps
MSI recently announced the successful completion of its US$103,751 contract to participate in a market research demonstration for the US Marine Corps System Command’s Mission Payload Module – Non Lethal Weapons System (MPM-NLWS) program.
MSI provided a FireStorm 40mm 4 barrel weapons system, together with a supply of stacked chemical payload rounds and frangible nose blunt impact chemical dispersion rounds for the demonstration. The demonstration was conducted by US Navy personnel at the Naval Surface Warfare Center in Dahlgren, Virginia, with firings at ranges of 30 and 150 metres.
As one of only two companies selected to perform the MPM-NLWS demonstration, I believe that this puts MSI in a strong position to respond to the upcoming System Development and Demonstration phase RFP. The US Government also anticipates issuing a solicitation for weapon production contracts to provide a significant MPM-NLWS capability to the US Marines and potentially other branches of the military.
We view this MPM-NLWS as one of the most significant short term opportunities for FireStorm to be deployed with a major branch of the US military, and are excited to be one of the two suppliers selected for the Market Research Demonstration stage.
Non-Lethal Munitions Development
Recognising the rapidly emerging US market for non-lethal alternatives to lethal force, Metal Storm has been continuing its development of non-lethal munitions for its 40mm weapons systems. In recent weeks MSI undertook further test firing of FireStorm with stacked smoke rounds and frangible nose blunt impact chemical dispersion rounds at a test range in Wyoming (see photos below).
To operate effectively, many non-lethal rounds have a soft or fragile nose by comparison to their lethal cousins. The Metal Storm engineering team has developed innovative approaches to ensure that these projectiles are protected even when fired in a stacked configuration, thus providing a wider range of non-lethal projectile options with all the performance benefits of Metal Storm stacked round firing technology.

Metal Storm Limited
CEO Bulletin — 2 December 2008

Smoke Round on Target – 150m	Chemical Impact Round Burst – 30m
MAUL – 12 Gauge Accessory Shotgun
The MAUL was initially conceived as a 12 gauge launcher for door breaching rounds. After initial development and delivery of a bench weapon and 600 munitions under contract with the US Marines Warfighting Laboratory and a demonstration firing at the NDIA show in Dallas in May this year, the Office of Naval Research awarded MSI a US$936,695 contract to continue work on the MAUL.
Metal Storm has recognised the potential for a very lightweight, semi-automatic shotgun accessory for existing combat weapons. Giving the soldier or law enforcement officer the option of a lethal or less lethal response, stand-off door breaching capability and the versatility of a shotgun in one very small accessory weapon is a breakthrough that fully capitalizes on the benefits of Metal Storm stacked round technology.
The new MAUL design takes this concept to the extreme. It has a total length less than the barrel of an M4 carbine, a capacity for up to 5 less lethal rounds, no moving parts in the firing sequence, and an unloaded weight of less than 2lb. The MAUL (shown at right and below on an M4 Carbine), is spec’d to take a key position in the arsenal of military and law enforcement organisations.

Metal Storm Limited
CEO Bulletin — 2 December 2008
MSI expects man-firing of the MAUL in June 2009 with the first lethal and less lethal munition natures. Due to its versatility and its applicability to law enforcement as well as military operations, we anticipate a strong demand for the MAUL.
FireStorm Enhancement
FireStorm has been enhanced significantly over the course of the year, with the development and integration of its own video camera targeting system, targeting laser rangefinder and a non-lethal laser dazzler
During the year it has been the subject of many test firings and demonstrations, including being operated by US Navy personnel for the MPM Market Research Demonstration.
Australian Engineering Operations
In September 2008, we appointed David Pashen as Metal Storm’s new Engineering Development Manager.
Although born in Brisbane, David served in the British Army from 1984-2000, rising to the rank of Major in the Royal Electrical and Mechanical Engineers (REME). He had a six month tour as military spokesman for the British Forces during the NATO deployment into Kosovo in 1999, and more recently did a tour of duty in Iraq as a reservist.
His post-military career includes senior engineering and business development positions with organizations such as the UK defence technology company QinetiQ. David’s experience as a military customer representative gives him vital insight into the process of military procurement. This, combined with his extensive engineering management, business development and bid management experience, makes him a valuable addition to the Metal Storm team.
Nova Defence Audit
In parallel to our core engineering development and testing operations, we have undertaken a significant engineering process improvement activity. This is to ensure that when our qualification testing evidence comes under the scrutiny of potential customers, we have rigorous and transparent processes to prove absolutely the efficacy of each test performed.

Metal Storm Limited
CEO Bulletin — 2 December 2008
To that end we brought in a team of weapons qualification specialists and engineering consultants from Nova Defence to audit our current project status, project deliverables and schedules. We asked them to make recommendations on engineering process improvements to ensure that once we complete the qualification tests, the background documentation and process for those tests would be of a standard acceptable to military forces.
Nova Defence has developed an integrated team of Explosive Ordnance / Weapons Design Engineers and is one of the major suppliers of this specialist engineering field to the Australian Defence Force (ADF). Nova’s engineering team undertakes detailed design analysis of weapons and explosive ordnance components to ensure the highest levels of safety, reliability and sustainability are attained. Nova has involvement in most of the ADF high profile weapon systems acquisitions.
Nova Defence Nick Kemp commented at the end of the review, “Metal Storm has an incredibly enthusiastic and committed team of engineers, who are working extremely hard to deliver the 3GL as a qualified, military standard weapon system. The 3GL itself was at a more advanced stage of maturity than we had expected, and with appropriate planning and support we believe that the 3GL program objectives are entirely achievable”.
Nova outlined a series of recommendations for engineering process improvement which the company is now implementing to ensure its qualification testing meets the standards expected by its major potential customers.
3GL Development and Qualification
Based on the findings of the Nova review, we can confirm that early in the new year we expect to qualify the 3GL and ammunition tail for safe man-firing using inert warheads.
Safety documentation, together with test plans and details of the chosen test firing range, are being prepared for submission to the appropriate Australian authorities for approval to conduct the first man-firing demonstration early in 2009.
With the ability to demonstrate man-firing of 3GL, and with full HEDP ammunition qualification in sight, we will be able to ramp up the sales process for 3GL in earnest.
In parallel to the man-firing qualification, we are now well underway with a second phase of the 3GL design spiral, with a design being refined to pass the more stringent environmental qualification needed to move the 3GL from being safe to demonstrate under controlled conditions, to being safe and robust enough for military trials.
Ammunition Development and Qualification
Our 40mm ammunition development and qualification project has been challenging, but has achieved significant progress resulting in an ammunition tail design we expect to qualify as safe for man-firing early in 2009.

Metal Storm Limited
CEO Bulletin — 2 December 2008
This will complete a key goal we originally set out to achieve and will allow us to commence man-firing demonstrations with the 3GL using stacked inert warheads on open air ranges early in the new year.
We have already proven in recent bench test firings that Metal Storm high explosive (HE) ammunition fires and detonates effectively in stacked configurations from the 3GL and other test barrels.
The engineering team is continuing work that will lead to the qualification of the HE round for man-firing. This part of the project slowed a little as we refined one of the tail body material properties to ensure it would pass the environmental qualification tests before locking down the final design. To make sure this schedule change had minimal impact on the critical path to sales, we increased the priority of qualifying the 3GL weapon and inert ammunition for man-firing.
The ability to shoulder fire the weapon will allow us to kick off our business development in 2009 armed with a weapon we can demonstrate.
Conclusion
This Bulletin has focused on the significant progress MSI has made in its marketing and military contract activities in the US as well as our work in Australia and Singapore in preparing weapons and ammunition to meet qualification requirements in the first half of 2009.
I look forward to providing details of the man-firing of 3GL and other events by way of further releases in due course.
Lee Finniear
2nd December, 2008

Metal Storm Limited
CEO Bulletin — 2 December 2008
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: December 2, 2008	By:	/s/ Peter Wetzig

	Name: Title:	Peter Wetzig Company Secretary